LIVSN Designs, Inc. (the “Company”) a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant’s Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
LIVSN Designs, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 1, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	54,677	148,711
Accounts Receivable	31,297	847
Other Receivable - Related Party	18,456	8,160
Payroll Tax Receivable	8,538	-
Inventory	269,998	63,948
Prepaid Expenses	1,982	-
Total Current Assets	384,947	221,667
Non-current Assets		
Vehicles and Office Equipment, net of Accumulated Depreciation	49,721	2,455
Total Non-Current Assets	49,721	2,455
TOTAL ASSETS	434,668	224,122
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	102,147	13,503
Line of Credit	163,679	-
Accrued Expenses	61,470	-
Deferred Compensation	5,626	387
Payroll Liabilities	-	1,992
Unearned Revenue	53,760	60
Accrued Interest - Convertible Notes	95,031	46,274
Sales Tax Payable	1,525	2,000
Total Current Liabilities	483,238	64,216
Long-term Liabilities		
Convertible Notes	695,000	470,000
Convertible Notes - Related Party	237,500	137,500
Total Long-Term Liabilities	932,500	607,500
TOTAL LIABILITIES	1,415,738	671,716
EQUITY		
Common Stock	5,352	2,715
Additional Paid in Capital	76,104	51,873
Accumulated Deficit	(1,062,526)	(502,181)
Total Equity	(981,070)	(447,594)
TOTAL LIABILITIES AND EQUITY	434,668	224,122

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	1,027,704	267,976
Cost of Revenue	582,620	175,707
Gross Profit	445,084	92,269
Operating Expenses		
Advertising and Marketing	419,138	118,975
General and Administrative	454,924	104,089
Research and Development	64,608	61,212
Rent and Lease	15,600	-
Depreciation	2,937	189
Total Operating Expenses	957,207	284,465
Operating Income (loss)	(512,123)	(192,196)
Other Income		
Interest Income	97	-
Other	2,075	1,000
Total Other Income	2,172	1,000
Other Expense		
Interest Expense	49,598	27,253
Other	797	1,086
Total Other Expense	50,394	28,339
Provision for Income Tax	-	-
Net Income (loss)	(560,345)	(219,535)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(560,345)	(219,535)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	2,937	189
Accounts Payable	88,644	11,176
Accounts Receivable	(30,450)	(847)
Deferred Compensation	5,239	387
Inventory	(206,049)	(16,569)
Other Receivable - Related Party	(10,296)	(154)
Payroll Tax Receivable	(8,538)	-
Accrued Interest - Convertible Notes	48,757	26,174
Unearned Revenue	53,700	(288)
Prepaid Expenses	(1,982)	-
Accrued Expenses	61,470	-
Payroll Liabilities	(1,992)	1,992
Sales Tax Payable	(475)	2,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	966	24,059
Net Cash provided by (used in) Operating Activities	(559,379)	(195,476)
INVESTING ACTIVITIES		
Equipment	(2,500)	(2,644)
Vehicles	(47,703)	-
Net Cash provided by (used by) Investing Activities	(50,203)	(2,644)
FINANCING ACTIVITIES		
Issuance of Common Stock	26,868	13,079
Convertible Notes	225,000	310,000
Convertible Notes - Related Party	100,000	37,500
Line of Credit	163,679	(20,145)
Net Cash provided by (used in) Financing Activities	515,547	340,434
Cash at the beginning of period	148,711	6,397
Net Cash increase (decrease) for period	(94,035)	142,314
Cash at end of period	54,677	148,711

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	319,149	319	41,190	(282,646)	(241,137)
Issuance of Common Stock	2,395,833	2,396	10,683	-	13,079
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(219,535)	(219,535)
Ending Balance 12/31/2020	2,714,982	2,715	51,873	(502,181)	(447,594)
Issuance of Common Stock	2,675,230	2,637	24,231	-	26,868
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(560,345)	(560,345)
Ending Balance 12/31/2021	5,390,212	5,352	76,104	(1,062,526)	(981,070)

LIVSN Designs, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

LIVSN Designs, Inc. ("the Company") was formed in Delaware on January 14th, 2019. The Company is engaged in the business of designing and selling long-lasting outdoor apparel through both online and retails store fronts as well as wholesale to various third-party retail outlets. The Company is also registered with the Arkansas Secretary of State as a foreign corporation doing business in Arkansas. The Company has experienced explosive growth over the course of its existence. The factors contributing to this growth are the dramatic increase in online sales during the COVID pandemic and the public's participation in outdoor activities.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

For items sold at the retail location, sales are recognized when the customer receives and pays for the merchandise. For online orders, sales are recognized when an order is received. Only in-stock inventory is sold online. For retail sales, orders come in from the wholesaler, and the warehouse ships the inventory to them and bills them the same day the inventory is shipped. The inventory is not on consignment with the retailer. For crowdfunding campaigns, revenue is not recognized until the product is shipped to the supporter. Amounts received remain in unearned revenue until the product is shipped. The Company sells gift cards online and at its retail location in Bentonville, Arkansas. The Company does not charge fees on unused gift cards and the cards do not expire. Sales from gift cards are recoded as a liability until the gift cards are used.

In 2021, the Company received orders for its products from Kickstarter, an online crowdfunding platform, as well as revenue from gift cards in 2020 and 2021. As a result, the Company had total unearned revenue of $60 and $53,760 as of December 31, 2020 and 2021, respectively, where cash was received with remaining performance obligations to be satisfied.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Office Equipment	5-7	5,144	567	-	4,577
Vehicles	5	47,703	2,559	-	45,143
Grand Total	**-**	**52,847**	**3,126**	**-**	**49,721**

Accrued Expenses

At year-end, the Company makes necessary estimates of costs for services, products or materials received but not yet invoiced. These estimates are expensed to the Accrued Expenses account which had an ending balance of $61,470 as of December 31, 2021.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company's inventory consists of work-in-process (WIP) and finished goods. WIP consists of products invoiced at 30% to begin production, with the remaining 70% invoiced upon shipment from the factory to the Company's warehouse. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below.

Inventory Type	2021	2020
Finished Goods	207,362	25,454
WIP	62,636	38,494
Grand Total	**269,998**	**63,949**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In March 2021, the Company authorized an Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining talent. The Company allocated 595,238 shares of Common Stock towards this Plan to be awarded in the form of Stock Options, Stock Appreciation Rights, and Restricted Stock. In 2021, the Company awarded a total of 574,405 Stock Options with varying vesting schedules. 53,571 shares had fully vested on the grant date with the remaining shares vesting at either a rate of 25% at the one-year anniversary followed by 48 equal monthly installments, or at a rate of 36 equal monthly installments.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value,

instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2020	-	$ 0.010	$ -
Granted	-	$ 0.010	$ 0.005
Exercised	-	$ 0.010	$ 0.005
Expired/cancelled	-		
Total options outstanding, December 31, 2020	-	$ 0.010	$ 0.005
Granted	574,405	$ 0.010	$ 0.005
Exercised	(33,069)	$ 0.010	$ 0.005
Expired/cancelled	-		
Total options outstanding, December 31, 2021	541,336	$ 0.010	$ 0.005
Options exercisable, December 31, 2021	75,892	$ 0.010	$ 0.005

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020		
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2020	-	$ -
Granted	574,405	$ -
Vested	(108,961)	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2021	465,444	$ -

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

From time to time, the Company loaned funds to a shareholder for various expenses. This receivable accrues interest and will be paid back to the Company with pre-set payroll deductions. The ending balance of this receivable was $8,160 and $18,456 as of December 31, 2020 and 2021, respectively.

From 2018 to 2021, the Company has entered into several convertible note agreements with the founder's family members including an uncle, father, brother-in-law, and sister-in-law. These notes carry the same terms and conditions as those disclosed in the "Debt" note and had an ending balance of $137,500 and $237,500 as of December 31, 2020 and 2021, respectively.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranges from 5% to 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2020 to 2023. The investors have elected to not convert their respective notes in neither 2020 nor 2021 following their maturity dates. The notes are convertible into the class of shares of the Company's stock sold during a qualified financing event, or shares of Common Stock during a change of control event at a 20% discount. Please see "Related Party Transactions" for additional convertible notes.

The Company maintains a line of credit with available funds of $250,000 carrying a variable interest rate based on the Wall Street Journal Prime Rate (WSJP) + 0.5%. The line of credit is renewed annually, and it had an ending balance of $163,679 as of December 31, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	1,096,179
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.001 per share. 2,714,982 and 5,390,212 shares were issued and outstanding as of 2020 and 2021, respectively.

Common Shareholders are entitled to one vote per share and can receive dividends at the discretion of the Board of Directors.

One particular investor's Stock Purchase Agreement is subject to antidilution which guarantees 6% ownership at all times. As such, the number of shares this investor owns increases with each new share that is issued and outstanding. In March 2021, this investor received an extra 37,994 shares of Common Stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 1, 2022, the date these financial statements were available to be issued.

The Company is in the process of authorizing 3,582,000 shares of Preferred Stock with a par value of $0.001 per share. Preferred Shareholders have the right to convert shares into Common Stock at a price per share equal to the cap price outlined in their respective promissory note at the discretion of the shareholder, or automatically in change of control events. Preferred Shareholders will be entitled to receive dividends at the discretion of the Board of Directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder. In the event of any liquidation, dissolution or winding up of the Company, the holders of all Series Preferred Stock are entitled to receive a 1x liquidation preference.

The Company issued $235,000 in convertible notes accruing interest at 5% and maturing in 2024.

The Company issued $150,000 in short-term notes accruing interest at 5% and maturing in April 2023.

The Company issued a $90,400 short-term note bearing no interest.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, has experienced negative cash flows from operations in 2020 and 2021, and negative working capital in 2021. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.